October 2010 Pricing Sheet dated October 26, 2010 relating to Preliminary Terms No. 562 dated October 26, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D    I N V E S T M E N T S
Opportunities in U.S. and International Equities

Trigger PLUS Based on a Basket Consisting of an Index and three Exchange Traded Funds due October 29, 2012
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS – OCTOBER 26, 2010
Issuer:	Morgan Stanley
Maturity date:	October 29, 2012
Original issue price:	$10 per Trigger PLUS
Stated principal amount:	$10 per Trigger PLUS
Pricing date:	October 26, 2010
Original issue date:	October 29, 2010 (3 business days after the pricing date)
Aggregate principal amount:	$4,000,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “S&P 500 Index” )	SPX	25.00%	1,185.64	0.021085658
	Shares of the iShares® Dow Jones U.S. Real Estate Index Fund (the “IYR Shares”)	IYR	25.00%	$55.77	0.448269679
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	25.00%	$46.50	0.537634409
	Shares of the iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	25.00%	$57.14	0.437521876
	The S&P 500 Index, the IYR Shares, the EEM Shares and the EFA Shares are referred to together as the “basket components.”
Payment at maturity per Trigger PLUS:	▪ If the final basket value is greater than the initial basket value: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.

▪  If the final basket value is less than or equal to the initial basket value and greater than the trigger level:
$10
▪  If the final basket value is less than or equal to the trigger level
$10 x the basket performance factor
This amount will be at least 20% less than the stated principal amount of $10 and could be zero.

Leverage factor:	200%
Leveraged upside payment:	$10 x leverage factor x basket percent increase
Maximum payment at maturity:	$12.60 per Trigger PLUS (126% of the stated principal amount)
Trigger level:	80% of the initial basket value
Valuation date:	October 24, 2012, subject to adjustment for non-index business days or non-trading days, as applicable, and certain market disruption events.
Closing value:
In the case of the S&P 500 Index, the closing value of the S&P 500 Index as published by the index publisher.
In the case of the IYR Shares, the EEM Shares and the EFA Shares, the closing price of one such share times the relevant adjustment factor for such share.

Adjustment factor:	For the IYR Shares, the EEM Shares and the EFA Shares, 1.0, subject to adjustment for certain events affecting such shares.
Initial basket value:
100, which will be equal to the sum of the products of the initial basket component value of each of the basket components on the pricing date, as set forth under “Basket – Initial basket component value” above, and the multiplier for such basket component on such date.

Final basket value:	The basket closing value on the valuation date.
Basket closing value:	The basket closing value on any date is the sum of the products of the closing value of each of the basket components on such date and the multiplier for such basket component on such date.
Multiplier:
The multiplier for each basket component will be set on the pricing date based on such basket component’s respective initial basket component value so that each basket component is reflected in the predetermined initial basket value in accordance with its basket component weighting.  The multipliers will remain constant for the term of the Trigger PLUS. See “Basket – Multiplier” above.

Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP:	61759G513
ISIN:	US61759G5137
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Trigger PLUS	$10	$0.225	$9.775
Total	$4,000,000	$90,000	$3,910,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each Trigger PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and  “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The Trigger PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the Trigger PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 562 dated October 26, 2010
Prospectus Supplement for PLUS dated December 22, 2009                     Prospectus dated December 23, 2008

The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.